				Exhibit A
Nicor
Significant Subsidiary Test
12/31/2004
(dollars in thousands)

Investment and Advances

Triton
Investment in Triton at 12/31/04			$87,087
Advances to Triton at 12/31/04			-
			$87,087

Nicor's consolidated total assets @ 12/31/04			$3,975,229

Percentage			2.2%
Threshold indicating subsidiary is significant			10.0%

Total Assets
	Assets @ 9/30/04	Ownership	Nicor's
Triton	After Interco Elims	Percentage	Share
1997 Tranche	$61,741	24%	$14,818
1998 Tranche	185,452	18%	33,381
1999 Tranche	149,897	18%	26,981
2000 Tranche	245,795	10%	24,580
2001 Tranche	176,469	15%	26,470
2002 Tranche	142,914	20%	28,583
2003 Tranche	200,112	19%	37,521
			$192,334

Nicor's consolidated total assets @ 12/31/04			$3,975,229

Percentage			4.8%
Threshold indicating subsidiary is significant			10.0%

Equity in Income Before Income Taxes (before extraordinary items or cumulative effect of accounting changes)

Triton
IBIT for 12 months ended 9/30/04			$113,744
X portion allocated to Nicor			5.465%
Nicor's share of Triton IBIT for 12 months ended 9/30/04			6,216
Less 4Q 2003 estimate plus 4Q 2004 estimate			275
Nicor's share of Triton IBIT recorded in 2004			$6,491

Nicor's 2004 consolidated IBIT			$105,341
Add back: Equity losses recorded by Nicor in 2004			2,413
Nicor's 2004 consolidated IBIT used for this analysis			$107,754

Percentage			6.0%
Threshold indicating subsidiary is significant			10.0%

CONCLUSION:
Triton is not considered a significant subsidiary accounted for by the equity method because none of the conditions listed in Rule 1-02 of Regulation S-X are met.